MEDIROM HEALTHCARE TECHNOLOGIES, INC.

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

December 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention:     Nick Lamparski

Lilyanna Peyser

Suying Li

Donna Di Silvio

Re:	MEDIROM Healthcare Technologies, Inc.
Registration Statement on Form F-1 (File No. 333-250762)
Registration Statement on Form 8-A (File No. 001-39809)
Registration Statement on Form F-6 (File No. 333-251170)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MEDIROM Healthcare Technologies, Inc., a foreign private issuer organized under the laws of Japan (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-1, File No. 333-250762, and the corresponding Registration Statement on Form 8-A, File No. 001-39809, so that such Registration Statements shall become effective at 5:00 p.m. (EDT) on December 28, 2020, or as soon thereafter as practicable. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Greenberg Traurig, LLP., by calling Barbara A. Jones, Esq. at 310.586.7773.

The Company also joins a request that is concurrently being filed by Bank of New York Mellon requesting that the Company’s Registration Statement on Form F-6 (File No. 333-251170) be declared effective simultaneously with the Registration Statement on Form F-1. The Company intends to commence trading in the Company’s ADRs on December 29, 2020 on The Nasdaq Capital Market.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

medirom healthcare technologies, inc.

By:	/s/ Kouji Eguchi
Name:Kouji Eguchi
Title: Chief Executive Officer

cc:          Fumitoshi Fujiwara, Chief Financial Officer, MEDIROM Healthcare Technologies, Inc.

Barbara Jones, Esq., Greenberg Traurig, LLP

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices

[Signature Page to Acceleration Request]